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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                    SCHEDULE 13D
                      Under the Securities Exchange Act of 1934



                            NEW HILARITY MINING COMPANY
                                  (Name of Issuer)

                           Common Stock, $.10 par value
                          (Title of Class of Securities)

                                     645274101
                                  (CUSIP Number)

                                  John R. Coghlan
                                    Stockholder

                            New Hilarity Mining Company
                             5102 South Morrill Lane
                            Spokane, Washington 99203
                                   509-448-5128
                   (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                 August 24, 1998
               (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the
following Box           [  ]

Check the following box if a fee is being paid with the statement [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes)














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                                  SCHEDULE 13D

1.  Name of Reporting Person;
    S.S. or I.R.S. Identification No. of Above Person

    John R. Coghlan         ###-##-####

2.  Check the Appropriate Box if a Member of the Group

    (a)  [  ]
    (b)  [  ]

3.  SEC Use Only

4.  Source of Funds

    Private Funds

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):    [  ]

6.  Citizenship or Place of Organization:  United States

    Number of Shares         7.  Sole Voting Power:         984,820 shares
    Beneficially Owned       8.  Shared Voting Power:       None
    by Each Reporting        9.  Sole Dispositive Power:    984,820 shares
    Person with:            10.  Shared Dispositive Power:  None

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     984,820 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares   [  ]

13.  Percent of Class Represented by Amount in Row (11)

     18.0%

14.  Type of Reporting Person

     Individual

Item 1.  SECURITY AND ISSUER.

Common stock, par value, $.10 per share of New Hilarity Mining Company, 717 W. Sprague Ave., Spokane, WA. 99201

Item 2.  IDENTITY AND BACKGROUND.

John R. Coghlan was an officer and director of Labor Ready Inc. from 1989 through 1996. Mr. Coghlan has been retired since 1996.








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Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 29, 1998, John Coghlan received common stock of New Hilarity Mining Company in the following manner:

                                                      Share
       Purpose                                        Amount
    _________________                               _________
     Debt Conversion                                 260,520
     Fees                                            500,000


Item 4.  PURPOSE OF TRANSACTION

The purpose for the acquisition of the common stock was 1) to relieve the Company of certain debt obligations, and 2) compensation for services.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

The reporting person owns beneficially (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Rules thereunder) a total of 984,820 shares of common stock, constituting approximately 18.0% of the shares outstanding (computed in accordance with the Rule 13d-3(d) and under the Exchange Act). The reporting person has sole voting power with respect to 984,820 shares of common stock and sole dispositive power with respect to 984,820 shares.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         NONE


Item 7.  EXHIBITS

         NONE

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                                    SIGNATURE
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After reasonable inquiring and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ John R. Coghlan                            Dated:   August 24, 1998
________________________

John R. Coghlan




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